

March 4, 2014

Edward M. Krell
Chief Executive Officer
Destination Maternity Corporation
456 North 5th Street
Philadelphia, PA 19123

      Re: Destination Maternity Corporation
              Form 10-K for the Fiscal Year Ended September 30, 2013
              Filed December 13, 2013
              File No. 000-21196

Dear Mr. Krell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended September 30, 2013
Item 6. Selected Consolidated Financial and Operating Data, page 29

1.   We note the metric, "comparable store sales," does not include licensed brand or international franchise relationships. In addition, we note you have 898 Kohl's licensed business locations as of September 30, 2013 based on the November 2013 investor presentation. Please tell us how you consider these licensed business locations when reviewing your known or expected trends and gross margins since they are not included in your comparable store sales calculations. Please quantify for us the amount of revenue recognized for each period presented for your Kohl's licensed business.

Reconciliation of Non-GAAP Financial Information to GAAP Information, page 32

2.   We note you have identified certain line items "net of tax." Please provide draft
        disclosure to be included in future filings to disclose the tax effect of each item
        parenthetically or in a footnote to the reconciliation. Alternatively, you may present the
        tax effect in one line in the reconciliation. In addition, please disclose how the tax effect
        was calculated.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 33
Year Ended September 30, 2013 Compared to Year Ended September 30, 2012, page 35

3.   We note you attributed the increase in net sales to a 2.6% increase in comparable store
        net sales which includes a 13.3% increase in internet sales. Please tell us the percentage
        change in comparable store net sales without including the effect of internet sales or
        explain to us the relationship between the double digit increase in internet sales and the
        single digit increase in total comparable store net sales. In addition, please provide us
        draft disclosure to be included in future filings that addresses and quantifies the other
        changes in comparable store net sales so investors can assess the reasons for the overall
        change.

4.   We note net sales changed as a result of closure of underperforming stores, closure of
        leased departments within Babies "R" Us, offset by increases in comparable sales and
        increased sales from your licensed brand relationship. The effect of material variances
        that offset each other should be separately disclosed and quantified. Refer to Item
        303(a)(3) of Regulation S-K. In this regard, while you discuss certain factors to which
        changes are attributable, you do not quantify or analyze the underlying business reasons
        for the changes. In addition, to the extent your change in revenue is due to volume or
        price changes, please include these effects in your analysis and disclosures. Please
        provide a draft disclosure to be included in future filings to address the variances in net
        sales and the underlying business reasons for the changes.

Item 15. Exhibits, Financial Statement Schedules, page 49
Note 2. Summary of Significant Accounting Policies, page F-8
m. Revenue Recognition, Sales Returns and Allowances, page F-10

5.   We note revenue from leased departments typically involves the leased partner collecting
        all of the revenue and remitting the revenue to you, less a fixed percentage of net sales
        earned by the lease partner, as stipulated in each agreement (page 8). Please update your
        revenue recognition policy to clearly describe your policy for recognizing revenue based
        on different types of arrangements, including retail stores, leased stores, licensed
        businesses, and franchise businesses, to the extent there are variations that are not
        currently disclosed. Please provide draft disclosure to be included in future filings.

Note 20. Segment and Enterprise Wide Disclosures, page F-27

6.   Please tell us how you determined that your retail stores and leased departments (including Kohl's) do not represent separate operating and reporting segments. In risk factor, "Our relationships with third party retailers may not be successful" on page 17, you state that the success of leased departments and licensed brand businesses is highly dependent on the actions and decisions of third-party retailers over which you have no control which appears to suggest that your retail stores and leased departments (including licensed brand businesses) may have different economic characteristics. Accordingly, tell us how you determined that these separate operations have similar economic characteristics such that they may be aggregated into the same reportable segment pursuant to ASC 280-10-50-11. In addition, please provide us with a summary of key financial information for each of these operations for each of the last five fiscal years and the latest interim period, as well as each subsequent fiscal year and interim period for which you have budgeting information. The key financial information for each operation may include but not be limited to: net sales, gross profit, operating income, income before taxes, capital expenditures, and identifiable assets. Please show each profit measure in dollars and as a percentage of sales. Please also show both the dollar and percentage changes from period to period in your analysis.

            We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Myra Moosariparambil at (202) 551-3796 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

                                        Sincerely,

                                        /s/Tia L. Jenkins

                                        Tia L. Jenkins
                                        Senior Assistant Chief Accountant
                                        Office of Beverages, Apparel, and
                                        Mining